EXHIBIT 99.1

Company Contacts: Pasquale (Pat) Di Lillo Vice President, Chief Financial and Administrative Officer (514) 397-2592 Eva Hartling Vice President, Marketing and Communications (514) 397-2496

BIRKS GROUP REPORTS MID-YEAR RESULTS

Montreal, Quebec. November 16, 2016 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT:BGI), which operates 47 luxury jewelry stores across Canada, Florida and Georgia, reported its financial results for the twenty-six week period ended September 24, 2016. Net sales were lower than the prior fiscal year period, reflecting a decline in Canada, partially offset by an increase in net sales in the United States. Operating earnings were also lower than the prior fiscal year period, partially due to the non-recurring gain on the sale of the Company’s corporate sales division recorded in the prior period and as a result of challenging economic conditions and uncertainty in consumer spending, particularly in the Canadian market due in part to lower oil prices and the tragic fires in Fort McMurray, Alberta.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Despite unfavorable economic conditions and the lower than expected sales in Canada, we had a good sales performance in the United States where we outperformed many of our competitors. Management continues to implement strategies to generate sales and earnings growth while reducing expenses. We believe that these initiatives will contribute to improved financial results in the second half of the fiscal year. In addition, the previously announced renovation of the Montreal flagship store in Phillips Square as part of the transformation of the historic building into a luxury hotel and restaurant will be very strategic for Birks.”

For the twenty-six week period ended September 24, 2016 compared to the twenty-six week period ended September 26, 2015:

•	Consolidated comparable store sales on a constant exchange rate basis were down 2% overall as compared to the prior fiscal year period due to a decline of 11% in Canadian comparable store sales on a constant exchange rate basis, partially offset by a 6% increase in comparable store sales in the U.S, outlining the success of the domestic U.S business;

•	Net sales for the twenty-six week period ended September 24, 2016 declined by $4.3 million or 3% to $129.7 million from the twenty-six week period ended September 26, 2015. The decline in net sales was mainly due to the decrease in comparable store sales driven by unfavorable economic conditions in Canada, and lower spending by Chinese and other foreign tourists, as well as the Company’s sale of its corporate sales division in fiscal 2016;

•	Gross profit was $49.5 million, or 38.2% of net sales, during the twenty-six week period ended September 24, 2016 compared to $51.6 million, or 38.5% of net sales, during the comparable period last year. The 30 basis point gross margin rate decrease was primarily attributable to unfavorable foreign exchange, product mix, and increased promotional activity;

•	Reported operating expenses for the period increased by 2%. Adjusted operating expenses, which exclude the prior fiscal year period’s non-recurring gain on the Company’s sale of its corporate sales division and restructuring costs incurred as part of the Company’s restructuring plan, decreased by 3% in the period, largely due to the Company’s continued cost containment efforts following its 2015 restructuring initiative;

•	Reported operating income for the period decreased by $3.2 million to $2.9 million mainly due to the non-recurring gain on sale of assets of the Company’s corporate sales division recorded in the comparable prior year period. Adjusted operating income, excluding this gain and restructuring costs, was down $0.6 million; and

•	The Company incurred a net loss for the twenty-six week period ended September 24, 2016 of ($2.0) million, or ($0.11) per share, compared to net income of $0.8 million, or $0.05 per share, in the prior year period.

On a trailing twelve month basis, consolidated comparable store sales on a constant exchange rate basis have increased 1%, outlining continued sales growth primarily in the United States during that trailing twelve month period.

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of November 16, 2016, we operated 27 stores under the Birks brand in most major metropolitan markets of Canada, 17 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on the Birks Group web site, www.birksgroup.com.

Non-GAAP Measures

The Company reports information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Constant currency sales

The Company evaluates its sales performance using non-GAAP measures which eliminates the foreign exchange effects of translating net sales and comparable store sales made in Canadian dollars to U.S dollars (constant exchange rate basis). Net sales and comparable store sales on a constant exchange rate basis are calculated by taking the current period’s sales in local currency and translating them into U.S dollars using the prior period’s foreign exchange rates. The Company believes that such measures provide useful supplemental information with which to assess the Company’s sales performance relative to the corresponding period in the prior year.

Adjusted operating expenses and adjusted operating income

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and a non-recurring gain on disposal of the corporate sales division. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Reconciliation of non-GAAP measures	26 weeks ended September 24, 2016				26 weeks ended September 26, 2015
($’000)	GAAP	Restructuring costs (a)	Non-recurring gain (b)	Non-GAAP	GAAP	Restructuring costs (a)	Non-recurring gain (b)	Non-GAAP
Operating expenses and adjusted operating expenses	46,612	—	—	46,612	45,563	(637)	3,229	48,155
as a % of net sales	35.9%			35.9%	34.0%			35.9%
Operating income and adjusted operating income	2,913	—	—	2,913	6,065	637	(3,229)	3,473
as a % of net sales	2.2%			2.2%	4.5%			2.6%

(a)	Expenses associated with the Company’s operational restructuring plan.
(b)	Non-recurring gain on disposal of assets resulting from the Company’s sale of its corporate sales division in fiscal 2016.

The Company did not present such non-GAAP measures in prior years.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that its initiatives will contribute to improved financial results in the second half of the fiscal year and that the renovation of the Montreal flagship store in Phillips Square as part of the transformation of the historic building into a luxury hotel and restaurant will be very strategic for the Company. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2016 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.